UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1 )*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

918090-101
(CUSIP Number)

Gene P. Otto

Series U of UM Partners, LLC

Series R of UM Partners LLC

1861 Santa Barbara Drive

Lancaster, PA 17601

(717) 735-8021

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series U of UM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
51,296,650[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
51,296,650[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,296,650[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

1 Beneficial ownership is as of the date of filing this Amendment No. 1. Consists of 850,000 shares of Class A Common Stock and 50,446,650 shares of Class V Common Stock.

2 Calculations are based upon a total of 81,012,868 shares of Class A Common Stock and 59,349,000 shares of Class V Common Stock outstanding as of February 27, 2023 as reported in the Issuer’s Form 10-K for the fiscal year ended January 1, 2023.

CUSIP No. 918090-101

1	NAMES OF REPORTING PERSONS
Series R of UM Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,052,350[3]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,052,350[3]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,052,350[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

3 Beneficial ownership is as of the date of filing this Amendment No. 1. Consists of 150,000 shares of Class A Common Stock and 8,902,350 shares of Class V Common Stock.

4 Calculations are based upon a total of 81,012,868 shares of Class A Common Stock and 59,349,000 shares of Class V Common Stock outstanding as of February 27, 2023 as reported in the Issuer’s Form 10-K for the fiscal year ended January 1, 2023.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Utz Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 900 High Street, Hanover, PA 17331. This Amendment No. 1 is being filed to update certain information presented in the original Schedule 13D filing.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On March 10, 2023, Series U of UM Partners, LLC (“Series U”) and Series R of UM Partners, LLC (“Series U”) entered into a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which Series U may sell up to 442,000 shares of the Issuer’s outstanding Class A Common Stock through June 7, 2024, subject to certain volume and pricing limits, and Series R may sell up to 78,000 shares of the Issuer’s outstanding Class A Common Stock through June 7, 2024, subject to certain volume and pricing limits. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors. The program does not require Series U or Series R to sell any specific number of shares of Class A Common Stock or any at all, and may be modified, suspended or terminated at any time without notice.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

Exhibit G	Rule 10b5-1 Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2023

SERIES R OF UM PARTNERS LLC

By:	/s/ Gene P. Otto
Name:	Gene P. Otto
Title:	Vice President

SERIES U OF UM PARTNERS, LLC

By:	/s/ Gene P. Otto
Name:	Gene P. Otto
Title:	Vice President